SUBSIDIARIES OF THE COMPANY

Wholly-owned subsidiaries:

Majestic Modular Buildings, Ltd., a Maryland corporation.

Majestic Financial, Ltd., a Maryland corporation.

Majestic Transportation, Ltd., a Maryland corporation.